Exhibit 99.1

Sierra Metals Reports Strong Q4-2018 Financial Results at its Sociedad Minera Corona Subsidiary in Peru

TSX: SMT
BVL: SMT
NYSE AMERICAN: SMTS

TORONTO, Feb. 15, 2019 /CNW/ - Sierra Metals Inc. (TSX:SMT, BVL:SMT) ("Sierra Metals" or the "Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") audited Financial Statements and the Management Discussion and Analysis ("MD&A") for the fourth quarter of 2018 ("Q4 2018").

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona's Highlights for the Three Months Ended December 31, 2018

  Revenues of US$39.2 million vs. US$38.2 million in Q4 2017
  Adjusted EBITDA of US$17.4 million vs. US$17.5 million in Q4 2017
  Total tonnes processed of 268,363 vs. 254,933 in Q4 2017
  Net production revenue per tonne of ore milled increased by 2% to US$144.11
  Cash cost per zinc equivalent payable pound lower by 7% to US$0.52
  All in sustaining cost ("AISC") per zinc equivalent payable pound lower by 19% to US$0.73
  Zinc equivalent production of 40.6 million pounds vs. 35.8 million pounds in Q4 2017
  $17.9 million of cash and cash equivalents as at December 31, 2018
  $41.1 million of working capital as at December 31, 2018

The Yauricocha Mine continued its strong operational and financial performance during Q4 2018, realizing increases in metal production and revenues compared to Q4 2017, despite a challenging metal price environment. Cash cost and AISC per zinc equivalent payable pound were both lower in Q4 2018 compared to Q4 2017 due to the higher metal production, and despite a $2.0 million increase in labor costs, due to the Company's union agreement and a salary adjustment to bring the 2018 salaries in line with the current market rates. The payment was made during November and December 2018 but retroactive to the entire year's salaries. Going forward these costs will be amortized over the entire year for 2019. The union was formed in July 2017 and has grown to 406 workers at the end of 2018, equivalent to approximately 60% of the Company's workforce, representing the majority of the mine employees

Igor Gonzales, President and CEO of Sierra Metals commented, "I am pleased with Yauricocha's performance in the fourth quarter which saw increased revenue and consistent adjusted EBITDA compared to the same quarter in 2017 and both stronger revenue and adjusted EBITDA on a year over year basis. We also continue to reap the benefits of investments made at the Mine through increased net production revenue per tonne of ore milled as well as through lower cash costs and all-in sustaing costs.

The Company continues to make progress on projects at the Mine and during the fourth quarter we completed the refurbishment of the lower part of the Mascota Shaft as well as the infrastructure and tie-ins for the Yauricocha tunnel, allowing for faster turn-around in the cycle time of the trolley locomotives, and providing for increased capacity and handling of larger volumes of ore and waste.

Looking ahead 2019 represents a critical year at Yauricocha for projects, improvements and exploration.  While we have recently received our Environmental Impact Assesement Permit for the Mine for the completion of the next level of the tailings deposition facility, we must now apply for our contruction permit and begin planning on additional waste rock facilities to support future growth.  Additionally the Yauricocha shaft will continue to be sunk to the 1270 level this year to provide access to further reserves and resources at the Mine and loading pockets will be added on the 1210 level. Work will also commence on a ramp connecting the 920 level with the 720 level of the Yauricocha Mine providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the Mine. We have the right team in place to manage these projects to completion as well as manage the permitting and planning needed to see projects and exploration programs move ahead as planned and on schedule at the mine.

He concluded, Corona continues to have a solid balance sheet and strong liquidity. Management remains optimistic that continued operational efficiencies and future operational and resource growth are possible at Yauricocha."

The following table displays selected audited financial information for the three months and year ended December 31, 2018:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Twelve Months Ended
per tonne metrics)	December 31, 2018	December 31, 2017	Var %	December 31, 2018	December 31, 2017	Var %

Revenue	$39,183	38,227	3%	168,657	154,153	9%
Adjusted EBITDA (1)	17,385	17,534	-1%	82,771	75,779	9%
Cash Flow from operations	17,711	18,022	-2%	83,178	76,269	9%
Gross profit	17,895	18,357	-3%	86,605	73,828	17%
Income Tax Expense	(5,435)	(5,717)	-5%	(27,138)	(20,682)	31%
Net Income	7,848	10,624	-26%	46,131	41,621	11%

Net production revenue per tonne of ore milled (2)	144.11	141.10	2%	152.02	149.63	2%
Cash cost per tonne of ore milled (2)	69.37	64.90	7%	63.23	62.42	1%

Cash cost per zinc equivalent payable pound (2)	0.52	0.57	-9%	0.52	0.50	4%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.73	0.90	-19%	0.73	0.78	-5%

(In thousands of US dollars, unless otherwise stated)	December 31, 2018	December 31, 2017
Cash and cash equivalents	$17,898	19,908
Assets	169,034	140,414
Liabilities	49,205	50,844
Equity	119,829	89,570

[1] Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.
[2] All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company's MD&A.

Corona's Financial Highlights for the Three Months and Year Ended December 31, 2018

  Revenues of $39.2 million for Q4 2018 compared to $38.2 million in Q4 2017 and revenues of $168.7 million for the year ended December 31, 2018, compared to $154.2 million for the same period in 2017. The increase in revenues for Q4 2018 compared to Q4 2017 was due to a 5% increase in tonnes processed, higher head grades for all metals, except zinc, and higher recoveries for lead and gold. Increased revenues were realized due to the higher metal production, despite decreases in the prices of silver (13%), copper (12%), zinc (20%), lead (20%), and gold (3%). The 9% increase in revenues for the year ended December 31, 2018, compared to the same period in 2017 was due to an 8% increase in tonnes processed, higher head grades and recoveries for copper and gold, and a 5% increase in the price of copper.
  Cash cost per zinc equivalent pound sold at the Yauricocha Mine of $0.52 for Q4 2018 compared to $0.57 for Q4 2017 and $0.52 for the year ended December 31, 2018, compared to $0.50 for the same period in 2017. All-in sustaining cost ("AISC") per zinc equivalent pound sold of $0.73 for Q4 2018 compared to $0.90 for Q4 2017 and $0.73 for the year ended December 31, 2018, compared to $0.78 for the same period in 2017. The decrease in the AISC per zinc equivalent payable pound for Q4 2018 and the year ended December 31, 2018, compared to the same periods in 2017 were a result of higher zinc equivalent payable pounds due to higher throughput, and higher copper and gold head grades and recoveries. These cost decreases were realized in spite of the $2.0 million payment made to the Company's union of mining employees made during Q4 2018, which was discussed previously.
  Adjusted EBITDA of $17.4 million for Q4 2018 compared to $17.5 million for Q4 2017 and $82.8 million for the year ended December 31, 2018, compared to $75.8 million for the same period in 2017. The consistent adjusted EBITDA for Q4 2018 and the increased adjusted EBITDA for year ended December 31, 2018, compared to the same periods in 2017, was due to the increase in revenues discussed previously.
  Operating cash flows before movements in working capital of $17.7 million for Q4 2018, compared to US$18.0 million for Q4 2017, and $83.2 million for the year ended December 31, 2018, compared to $76.3 million for the same period in 2017. The consistent operating cash flows before movements in working capital for Q4 2018 and the increased operating cash flows before movements in working capital year ended December 31, 2018, compared to the same periods in 2017 was primarily due to the increase in revenues, discussed previously.
  Cash and cash equivalents of $17.9 million as at December 31, 2018, compared to $19.9 million as at December 31, 2017. Cash and cash equivalents decreased by $2.0 million which was driven by operating cash flows of $53.2 million, short-term loans received of $10.0 million, offset by capital expenditures of $25.2 million, debt and interest payments of $11.6 million, intercompany loans of $12.5 million, and dividends paid of $15.9 million.
  Net income of $7.8 million, or $0.22 per share for Q4 2018 compared to net income of $10.6 million, or $0.30 per share for Q4 2017. Net income of $46.1 million, or $1.28 per share, for the year ended December 31, 2018, compared to $41.6 million, or $1.16 per share, for the same period in 2017.

Corona's Operational Highlights for the Three Months and Year Ended December 31, 2018:

The following table displays the production results for the three months and year ended December 31, 2018:

Yauricocha Production	3 Months Ended			12 Months Ended
	Q4 2018	Q4 2017	% Var.	Q4 2018	Q4 2017	% Var.

Tonnes processed (mt)	268,363	254,933	5%	1,106,649	1,023,491	8%
Daily throughput	3,067	2,914	5%	3,162	2,924	8%

Silver grade (g/t)	64.06	53.57	20%	60.32	67.13	-10%
Copper grade	1.06%	0.80%	33%	0.97%	0.79%	22%
Lead grade	1.51%	1.19%	27%	1.30%	1.48%	-12%
Zinc grade	3.41%	3.91%	-13%	3.55%	3.74%	-5%
Gold Grade (g/t)	0.57	0.55	3%	0.58	0.54	7%

Silver recovery	72.66%	75.13%	-3%	72.85%	74.82%	-3%
Copper recovery	74.89%	78.86%	-5%	70.84%	65.45%	8%
Lead recovery	84.42%	81.32%	4%	83.75%	83.64%	0%
Zinc recovery	87.07%	88.25%	-1%	88.74%	89.14%	0%
Gold Recovery	17.20%	16.02%	7%	16.63%	16.30%	2%

Silver ounces (000's)	402	330	22%	1,563	1,653	-5%
Copper pounds (000's)	4,702	3,567	32%	16,741	11,719	43%
Lead pounds (000's)	7,528	5,431	39%	26,520	27,934	-5%
Zinc pounds (000's)	17,545	19,393	-10%	76,761	75,151	2%
Gold ounces	850	723	18%	3,403	2,894	18%

Zinc equivalent pounds (000's)(1)	40,640	35,758	14%	157,151	146,816	7%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $/1.06lb Pb, $1.32/lb Zn, $1,265/oz Au.

Qualified Persons

All technical production data contained in this news release has been reviewed and approved by:

Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company remains focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and the Toronto Stock Exchange under the symbol "SMT" and the NYSE AMERICAN Exchange under the symbol "SMTS."

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 06:50e 15-FEB-19